Filed by Delta Air Lines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: Northwest Airlines Corporation
Commission File No.: 1-15285

Forward-looking Statements
This information includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Words such as “expect,’ “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Delta's and Northwest’s expectations with respect to the synergies, costs and charges and capitalization, anticipated financial impacts of the merger transaction and related transactions; approval of the merger transaction and related transactions by shareholders; the satisfaction of the closing conditions to the merger transaction and related transactions; and the timing of the completion of the merger transaction and related transactions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict.  Factors that may cause such differences include, but are not limited to, the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, due to, among other things, (1) the airline pricing environment; (2) competitive actions taken by other airlines; (3) general economic conditions; (4) changes in jet fuel prices; (5) actions taken or conditions imposed by the United States and foreign governments; (6) the willingness of customers to travel; (7) difficulties in integrating the operations of the two airlines; (8) the impact of labor relations, and (9) fluctuations in foreign currency exchange rates.  Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder or regulatory approvals, or the failure of other closing conditions.

Delta cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Delta’s and Northwest’s most recently filed Forms 10-K.  All subsequent written and oral forward-looking statements concerning Delta, Northwest, the merger, the related transactions  or other matters and attributable to Delta or Northwest or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Delta and Northwest do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger, Delta filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of Delta and Northwest that also constitutes a prospectus of Delta.  At the appropriate time, Delta and Northwest will mail the final joint proxy statement/prospectus to their stockholders.  Delta and Northwest urge investors and security holders to read the final joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Delta’s website (www.delta.com) under the tab “About Delta” and then under the heading “Investor Relations” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Northwest’s website (www.nwa.com) under the tab “About Northwest” and then under the heading “Investor Relations” and then under the item “SEC Filings and Section 16 Filings.”

Delta, Northwest and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Delta and Northwest stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Delta and Northwest stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Delta’s executive officers and directors in its definitive proxy statement filed with the SEC on April 25, 2008 related to Delta’s 2008 Annual Meeting of Stockholders. You can find information about Northwest’s executive officers and directors in its Amendment to its Annual Report on Form 10-K filed with the SEC on April 29, 2008.  You can obtain free copies of these documents from Delta and Northwest using the contact information above.

The following appeared in the Wall Street Journal on June 25, 2008.

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Not All Airline Mergers Make Sense, But This One Does

In "The Second Death of the U.S. Airlines" (Business World, June 18), Holman W. Jenkins, Jr. is correct that fuel prices approaching $140 a barrel present remarkable challenges for the entire industry, but he is wrong in questioning the Delta-Northwest merger -- just because other U.S. airlines were unsuccessful in their merger discussions. The truth is, this merger makes even more sense with oil prices at these record levels.

Last October, as oil prices reached $80 a barrel, both airlines independently reviewed strategic alternatives using a range of fuel assumptions. We came to the same conclusion: The right merger would create a company with the financial and marketing strength to overcome the many challenges facing the industry and also better position the company over the long term.

But the right merger would demand certain characteristics: a global, end-to- end network with little overlap, a proven international alliance partner, a strong balance sheet and competitive cost structure, significant revenue and cost synergies, manageable integration costs and the potential to harmoniously integrate employee groups.

After extensive analysis, both airlines concluded that this merger met all those criteria. It will produce over $1 billion in annual cost and revenue improvements, while one-time transition costs will be less than $750 million, spread over four years. These synergies will strengthen the merged airline in any economic environment. However, if oil prices remain high, the synergies enable us to offset increased fuel costs -- a benefit not available to either carrier on a stand-alone basis.

Our route systems have little overlap and the merged carrier will provide service, with our SkyTeam alliance partners, to virtually every point in the world -- a significant competitive advantage at any oil price.

Further, if extraordinary oil prices force further capacity reductions, the revenue generating capability of our world-wide network will better allow us to rationalize capacity by trimming frequencies rather than eliminating destinations -- an option not readily available to airlines with smaller networks.

Unlike previous airline mergers, Delta-Northwest is a merger of choice. Delta and Northwest are the two strongest network airlines, with the strongest balance sheets and best-in-class cost structures. This means at closing the merged airline will be financially viable, have access to the capital markets and be immediately competitive.

There is no assurance oil prices will retreat from current levels. In fact, some observers predict prices will continue to rise. Delta and Northwest, having planned for this environment, stand ready to face the challenge. Integration planning is on track and when the regulatory review of our transaction is completed later this year, we will be well-positioned to integrate our airlines efficiently, and deliver industry leading returns whatever the economic environment may be.

Richard Anderson
CEO
Delta Air Lines
Atlanta

Doug Steenland
CEO
Northwest Airlines
Eagan, Minn.